EXHIBIT (b)(2)

J.P. MORGAN SECURITIES INC. JPMORGAN CHASE BANK 270 Park Avenue New York, New York 10017	MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED MERRILL LYNCH CAPITAL CORPORATION 4 World Financial Center New York, New York 10080

October 12, 2004

$1,500,000,000 Senior Credit Facility

Commitment Letter

HCA Inc.
One Park Plaza
Nashville, Tennessee 37203

Attention:	David G. Anderson Senior Vice President, Finance & Treasurer

Gentlemen:

     You have requested J.P. Morgan Securities Inc., (“JPMorgan”) and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, “ML”; together with JPMorgan, the “Arrangers”) and JPMorgan Chase Bank (“JPMCB”) and Merrill Lynch Capital Corporation (“Merrill”; together with JPMCB, the “Agents”) to structure and arrange with HCA Inc., a Delaware corporation (the “Borrower”), a term loan facility of up to $1,500,000,000 (the “Facility”) to be used to finance a share repurchase of up to $2,501,000,000 of the Borrower’s outstanding shares in a tender offer (the “Transaction”) and related fees, costs and expenses, and JPMCB and Merrill, together, to provide the entire amount of the Facility. References herein to the “Transaction” shall include the financings described herein and all other transactions related to the Transaction.

     JPMorgan and ML are pleased to advise you that they are willing to act as joint lead arrangers and joint bookrunners for the Facility and each of JPMCB and Merrill are pleased to advise you of its several commitment to provide one-half of the entire amount of the Facility upon the terms and subject to the conditions set forth or referred to in this commitment letter (this “Commitment Letter”) and in the Statement of Terms and Conditions relating to the Facility attached hereto as Exhibit A (the “Term Sheet”).

     JPMCB and Merrill reserve the right, up until or after the close of this Facility, to syndicate the Facility to a group of financial institutions identified by JPMorgan, JPMCB, ML and Merrill, in consultation with you (together with JPMCB and Merrill, the “Lenders”). It is agreed that JPMorgan and ML will act as joint lead arrangers and joint bookrunners, and that JPMCB will act as the sole and exclusive administrative agent, for the Facility, and each will, in such capacities, perform the duties and exercise the authority customarily performed and exercised by it in such roles.

     We may syndicate the Facility to certain Lenders identified by us in consultation with you. You agree to participate with JPMorgan and ML in arranging the syndicate and, in connection therewith, to provide JPMorgan and ML and the other Lenders, promptly upon request, with all information reasonably deemed necessary by them and reasonably available to you to complete the syndication successfully. At the request of JPMorgan and ML, you agree to assist in the preparation of an information package and presentation. You agree to coordinate any other financing by you and your affiliates with the syndication of the Facility. You further agree to make appropriate officers and representatives of the Borrower and its subsidiaries available to participate in information meetings for potential syndicate members and participants at such times and places as JPMorgan and ML may reasonably request. You will use your good faith efforts to enable the syndication to benefit from your existing banking relationships. Except as otherwise agreed to among the parties hereto, you agree that no Lender will receive any compensation of any kind for its participation in the Facility, except as expressly provided for in this letter or in the Fee Letter referred to below.

     You represent and warrant that (a) all information (other than information described in the following clause (b)), taken as a whole, which has been or is hereafter made available to JPMCB and Merrill by you or any of your representatives in connection with the transactions contemplated hereby is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all financial projections, financial statements or other materials describing the structure of the proposed transactions that have been or are hereafter prepared by you and made available to JPMCB, Merrill or any other participant in the Facility have been or will be prepared in good faith based upon assumptions reasonably believed by the Borrower to be reasonable (it being understood that projections are subject to significant uncertainties and contingencies, many of which are beyond your control, and that no assurance is or can be given that any projections will be realized). In arranging and syndicating the Facility, JPMCB and Merrill will be using and relying on such information and projections without independent verification thereof.

     JPMCB’s and Merrill’s commitment to provide, and JPMorgan’s and ML’s agreement to arrange for the syndication of, the Facility is based upon (i) the assumption that there shall not have occurred or become known to us after the date hereof any condition or change in the financial condition of the Borrower and its subsidiaries taken as a whole that is material and adverse, (ii) our not becoming aware after the date hereof of any information or other matter affecting the Borrower and its subsidiaries taken as a whole that is material and adverse and is inconsistent with any such information or other matter disclosed to us prior to the date hereof and (iii) the other conditions set forth or referred to in the Term Sheet. For the avoidance of doubt, our knowledge as of the date hereof shall include information and other matters contained in filings by the Borrower with the Securities and Exchange Commission prior to the date hereof.

     The documentation for the Facility shall be negotiated by and among JPMorgan, JPMCB, ML, Merrill and you and contain the terms and conditions set forth in the Term Sheet and such other related terms and conditions as shall be reasonably satisfactory in all respects to JPMorgan, JPMCB, ML, Merrill and you.

     The reasonable out-of-pocket costs and expenses of JPMorgan, JPMCB, ML and Merrill (including, without limitation, the reasonable fees and expenses of counsel to JPMCB, JPMorgan, ML and Merrill’s syndication and other reasonable out-of-pocket expenses) arising in connection with the preparation, execution and delivery of this letter and the definitive financing agreements shall be for your account. You further agree to indemnify and hold harmless JPMCB and Merrill and each director, officer, employee, affiliate and agent thereof (each, an “Indemnified Person”) against, and to reimburse each Indemnified Person, upon its demand, for, any losses, claims, damages, liabilities or other expenses (“Losses”) to which such Indemnified Person may become subject insofar as such Losses arise out of or in any way relate to or result from this letter, the syndication and financing contemplated hereby, including, without limitation, Losses consisting of reasonable legal or other expenses incurred in connection with investigating, defending or participating in any legal proceeding relating to any of the foregoing (whether or not such Indemnified Person is a party thereto); provided that the foregoing will not apply to any Losses to the extent they result from the gross negligence, bad faith or willful misconduct of such Indemnified Person. Your obligations under this paragraph with respect to periods prior to termination shall remain effective whether or not definitive financing documentation is executed and notwithstanding any termination of this letter. No Indemnified Person shall be liable for any damages arising from the use by unauthorized persons of information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with the Facility.

     You acknowledge that JPMorgan and its affiliates and ML and its affiliates (the terms “JPMorgan” and “ML” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests. JPMorgan and ML will not use non-public or confidential information obtained from you by virtue of this transaction or its other relationships with you in connection with the performance by JPMorgan and ML of services for other companies, and JPMorgan and ML will not furnish any such information to other companies. You also acknowledge that JPMorgan and ML have no obligation to use in connection with this transaction, or to furnish to you, non-public or confidential information obtained from other companies.

     This letter shall not be assignable by you without the prior written consent of JPMorgan, JPMCB, ML and Merrill (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the Indemnified Persons. JPMorgan, JPMCB, ML and Merrill may share information obtained in connection with this letter with their affiliates, and each may perform its agreements or fulfill its commitment hereunder in conjunction with such affiliates. Any such affiliate shall be entitled to the benefits and be subject to the terms of this letter. This letter may not be amended or waived except by an instrument in writing signed by you, JPMorgan, JPMCB, ML and Merrill. This letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

     The provisions of this letter are supplemented as set forth in a separate fee letter dated the date hereof from us to you (the “Fee Letter”) and are subject to the terms of such Fee Letter. By executing this letter, you acknowledge that this letter and the Fee Letter are the only agreements among JPMorgan, JPMCB, ML, Merrill and you with respect to the Facility at this time and set forth the entire understanding of the parties with respect thereto. Neither this letter nor the Fee Letter may be changed except pursuant to a writing signed by each of the parties hereto. This letter shall be governed by, and construed in accordance with, the laws of the State of New York.

     This letter is delivered to you on the understanding that neither this letter, the Fee Letter nor any of their terms or substance shall be disclosed by you, directly or indirectly, to any other person without the prior written consent of JPMorgan, JPMCB, ML or Merrill except (i) to your employees, agents and advisors who are directly involved in the consideration of this matter, (ii) after your acceptance hereof, this letter and its terms and conditions may be disclosed in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges, in proxy and other materials disseminated to stockholders and in connection with any rating agency review (it being understood that you will not disclose the Fee Letter pursuant to this clause (ii)) or (iii) with notice to JPMorgan, JPMCB, ML or Merrill, as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law, rule or regulation. Notwithstanding the foregoing, you may issue a press release or make other public disclosures of the existence and aggregate amount of the commitments hereunder.

     If you are in agreement with the foregoing, please sign and return to us the enclosed copies of this letter and the Fee Letter by 5:00 P.M., New York City time, on October 13, 2004. This letter, and the commitments and agreements contained herein, will terminate on November 22, 2004, unless extended or unless definitive documentation with respect to the Facility has been executed and delivered. It is understood and acknowledged that this letter and the Fee Letter remain subject to approval by your Board of Directors.

     We appreciate your working with us on this transaction and look forward to its successful completion.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By: /s/ Andrew T. Brode

Name: Andrew T. Brode
Title: Vice President

JPMORGAN CHASE BANK

By: /s/ Dawn Lee Lum

Name: Dawn Lee Lum
Title: Vice President

MERRILL LYNCH & CO. MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: /s/ Sarang Gadkari

Name: Sarang Gadkari
Title: Director

MERRILL LYNCH CAPITAL CORPORATION

By: /s/ Sarang Gadkari

Name: Sarang Gadkari
Title: Vice President

Accepted and agreed to as of the date first written above:

HCA INC.

By: /s/ Keith M. Giger

Name: Keith M. Giger
Title: Vice President-Finance

Exhibit A

HCA INC.

$1,500,000,000 Senior Credit Facility

Statement of Terms and Conditions

BORROWER:	HCA Inc., a Delaware corporation (the “Borrower”).

AMOUNT AND TYPE OF FACILITY:	Six-month term loan facility (the “Term Loan Facility”) in an aggregate principal amount of up to $1,500,000,000. The Term Loan Facility shall be repayable in full and will end on the date that is six months after the Closing Date (as defined below).

PURPOSE:	For financing a share repurchase of up to $2,501,000,000 of the Borrower’s outstanding shares in a tender offer (the “Tender Offer”) and related fees, costs and expenses.

JOINT LEAD ARRANGERS AND JOINT BOOKRUNNERS:	JPMorgan Securities Inc. (“JPMorgan”) and Merrill Lynch & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (collectively, “ML”; and together with JPMorgan, the “Arrangers”).

ADMINISTRATIVE AGENT:	JPMorgan Chase Bank (“JPMCB”).

SYNDICATION AGENT:	Merrill Lynch Capital Corporation (“Merrill”).

LENDERS:	A syndicate of banks and other financial institutions including JPMCB and Merrill, arranged by the Arrangers in consultation with the Borrower (collectively, the “Lenders”).

AVAILABILITY:	The proceeds of the Term Loan Facility will be advanced in a single drawing on the Closing Date.

FEES AND INTEREST RATES:	As set forth on Annex I.

OPTIONAL PREPAYMENTS:	ABR Loans may be prepaid at any time without penalty. Eurodollar Loans may be prepaid on the last day of the relevant interest period or at any time, subject to “breakage cost” reimbursement.

MANDATORY PREPAYMENTS:	Mandatory prepayments customary in bridge facilities including, upon (i) issuance of debt or equity in the capital markets, subject to certain exceptions to be agreed upon and (ii) asset sales in an amount to be agreed upon.

RESERVE REQUIREMENTS; YIELD PROTECTION:	The rate quoted as Eurodollar Rate will be grossed-up for the maximum reserve requirements then in effect for eurocurrency liabilities. In addition, the definitive financing agreement will contain customary provisions relating to increased costs, capital adequacy protection, withholding and other taxes and illegality. Such provisions will be substantially similar to those set forth in the Credit Agreement, dated as of April 30, 2001 (the “Existing Credit Agreement”).

REPRESENTATIONS AND WARRANTIES; CONDITIONS PRECEDENT; AFFIRMATIVE AND NEGATIVE COVENANTS; EVENTS OF DEFAULT:	Substantially similar to those set forth in the Existing Credit Agreement, except that the ratio of consolidated total debt to consolidated total capitalization will be mutually agreed.

CONDITIONS PRECEDENT	The availability of the Term Loan Facility will be conditioned upon conditions substantially similar to those in the Existing Credit Agreement and satisfaction of the following conditions precedent as of the Closing Date (as defined below):

(a)	The Borrower shall have accepted for purchase, shares that have been tendered to it pursuant to the Tender Offer, substantially in accordance with the draft of the Offer to Purchase, dated October ___, 2004;

(b)	Execution and delivery of definitive financing agreements and related documentation for the contemplated $2,250,000,000 of senior credit facilities that will, among other things, refinance the credit facilities provided pursuant to the Existing Credit Agreement;

(c)	The Administrative Agent shall have received evidence reasonably satisfactory to the Administrative Agent that the Existing Credit Agreement shall have been terminated (other than

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any outstanding letters of credit which will roll over into the new facility) (provided, however, that as an alternative to conditions (b) and (c), the Borrower is permitted to amend its Existing Credit Agreement in a mutually satisfactory manner); and

(d)	A minimum long-term unsecured debt rating from S&P and Moody’s of at least BB+ and Ba2, respectively (with a stable outlook).

ASSIGNMENTS AND PARTICIPATIONS:	The Borrower may not assign its rights or obligations under the Term Loan Facility without the prior written consent of the Lenders.

The Lenders shall be permitted to sell participations in loans, notes and commitments; provided that, such Lender’s obligations under the Term Loan Facility shall remain unchanged. Participations shall be subject to further qualifications substantially similar to those in the Existing Credit Agreement.

The Lenders shall be permitted to assign all or any part of their respective rights or obligations (or Notes, if applicable) under the Term Loan Facility; provided that, in the case of an assignment to a bank which is not a Lender or an affiliate of a Lender, such assignment is subject to the consent of both the Borrower (unless an Event of Default has occurred and is continuing) and the Agent (which consent shall not be unreasonably withheld); and provided further that, in the case of assignment to bank which is not a Lender or an affiliate of a Lender, (i) such assignment is subject to a minimum amount of $2,500,000 or such lesser amount as may be agreed upon by the Borrower and the Agent and (ii) the transferor Lender shall retain a minimum Commitment after giving effect to such assignment of $5,000,000 or such lesser amount as may be agreed upon by the Borrower and the Agent. Assignees will have all the rights and obligations of the assignor Lender. Each assignment will be subject to the payment of a service fee payable by the assignee and/or the assignor to the Agent. The voting rights for participants will be limited to changes in amount, tenor and rate.

EXPENSES:	All reasonable legal, syndication, and out-of-pocket expenses of JPMorgan, JPMCB, ML and Merrill and their counsel, Simpson Thacher & Bartlett LLP, are for the account of the Borrower.

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CLOSING DATE:	The date on which the definitive agreements have been executed and delivered and the proceeds of the Term Loan Facility have been advanced to or for the account of the Borrower, which is expected to be not later than November 19, 2004.

GOVERNING LAW:	State of New York.

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ANNEX I

INTEREST AND CERTAIN FEES

Interest Rate Options:	The Borrower may elect that the Loans comprising each borrowing bear interest at a rate per annum equal to (i) the ABR plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin.

As used herein:

“ABR” means the highest of (i) the rate of interest publicly announced by JPMCB as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

“Applicable Margin” for the term loans, the rates per annum corresponding to the applicable margins for Eurodollar Loans and for ABR Loans, respectively, pursuant to the term loan facility constituting a part of the $2,250,000,000 of senior credit facilities described above, as such margins are in effect on the Closing Date.

“Eurodollar Rate” means the rate (adjusted for statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits for a period equal to one, two, three or six months (as selected by the Borrower) appearing on Page 3750 of the Telerate screen.

Interest Payment Dates:	In the case of Loans bearing interest based upon the ABR (“ABR Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Term Loan Facility, any such amount shall bear interest at 2% above the rate otherwise applicable thereto. Any overdue interest or other amount payable shall bear interest at 2% above the rate applicable to ABR Loans, in each case from the date of such non-payment until paid in full.

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate on which is then based on the Prime Rate) for actual days elapsed.